Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements of Ameresco, Inc. and Subsidiaries (“the Company”) on Form S-8 (File Nos. 333-174507 and 333-169100) of our reports dated March 17, 2014, relating to our audits of the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K of the Company for the year ended December 31, 2013.
Our report dated March 17, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

/s/ McGladrey LLP
Boston, Massachusetts
March 17, 2014